Adding a new affiliate

1.Information on the new affiliate
-Name : Korea Thrunet Co., Ltd. (“Thrunet”)
-Representative : Soon-Yub Samuel Kwon
-Key financial indicators

Total assets : KRW 414,715,940,802
Total liabilities : KRW 496,016,849,581
Shareholders’ equity : KRW -81,300,908,779
Paid-in capital : KRW 19,506,502,500

-Major business : wireline and wireless telecommunications business

2. Name of enterprise group : hanarotelecom

3. Reason for adding an affiliate
-To secure synergies through the economies of scale
-To secure the foundation for stable profit generation

4. Shareholding ratio of the largest shareholder after the change
-96.22%

5. Number of the Company’s affiliates after the change
- Five, including the Company

6. Date of change
-July 4, 2005

7. Others
-The above-stated key financial indicators are as the end of 2004.
-Thrunet’s paid-in capital as of the filing date was KRW 257,863,020,000, and the above-stated ‘Shareholding ratio of the largest shareholder after the change’ was also as of the filing date.
-‘Date of change’ is the date when the Company receives from the Fair Trade Commission the official letter regarding ‘Affiliate changes of an enterprise group subject to the regulations on mutual investment’.

• Date of relevant disclosure : June 3, 2005